SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 Information to be included in Statements filed
                     pursuant to Rules 13d-1(b)(c), and (d)
                    amendments thereto filed pursuant to Rule
                                    13d-2(b)

                               (Amendment No. 5)*

                      MORRISON MANAGEMENT SPECIALISTS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   618459-10-1
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                                 (CUSIP Number)

                                December 31, 2000
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             (Date of Event Which Requires filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

____ Rule 13d-1 (b)
____ Rule 13d-1 (c)
_X__ Rule 13d-1 (d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 618459-10-1                                                      13G

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  1)  Names of Reporting Persons
      I.R.S. Identification No. of above persons (Entities Only)
               ARTHUR R.OUTLAW
               ###-##-####

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  2)  Check   the   Appropriate   Box  if  a  Member   of  a   Group:
        (a)  [   ]__________________________________
        (b)  [   ]__________________________________

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  3)  SEC Use Only:

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  4)  Citizenship or Place of Organization:________United States of America
  Number of                 (5)  Sole Voting Power:____________________N/A
  Shares Beneficially       (6)  Shared Voting Power:__________________None
  Owned by                  (7)  Sole Dispositive Power:_______________N/A
  Each Reporting            (8)  Shared Dispositive Power:_____________None
  Person With
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  9)  Aggregate Amount Beneficially Owned by Each Reporting Person:____N/A
 10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares(See Instructions):________________________________________[ ]
 11)  Percent of Class Represented by Amount in Row 9:_________________N/A
 12)  Type of Reporting Person (See Instructions):_____________________IN

Item  1(a).  Name of Issuer:

               MORRISON MANAGEMENT SPECIALISTS, INC.

Item  1(b).  Address of Issuer's Principal Executive Offices:

               Street Address:                           Mailing Address:
               1955 Lake Park Drive                      1955 Lake Park Drive
               Suite 400                                 Suite 400
               Smyrna, GA  30080                         Smyrna, GA  30080

Item  2(a).  Name of Person Filing:

               Arthur R. Outlaw

Item  2(b).  Address of Principal Business Office or, if None, Residence:

               4721 Morrison Drive
               Mobile, AL 36609

Item  2(c).  Citizenship:

               United States of America

Item  2(d).  Title of Class of Securities:

               $0.01 Par Common

Item  2(e).  CUSIP Number:

               618459-10-1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               N/A

Item  4.     Ownership.

             (a) Amount beneficially owned:____________________________N/A
             (b) Percent of class:_____________________________________N/A
             (c) Number of shares as to which such person has:
                    (i) Sole power to vote or direct the vote:_________N/A
                   (ii) Shared power to vote or to direct the vote:____None
                  (iii) Sole power to dispose or to direct the
                        disposition of:________________________________N/A
                   (iv) Shared  power to dispose  or to direct
                        the  disposition of:___________________________None


Item  5.     Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item  6.     Ownership of More than Five Percent on Behalf of Another Person.

               N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               N/A

Item  8.     Identification and Classification of the Members of the Group.

               N/A

Item  9.     Notice of Dissolution of Group.

               N/A

Item  10.    Certification.

               Not Necessary

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.

                                           Date: February 13, 2001
                                           Signature:/s/ A. Robert Outlaw, Jr.*
                                           Name and Title: A. Robert Outlaw, Jr.


* A. Robert Outlaw, Jr. is executing this Schedule 13G as the executor of the estate of Arthur R. Outlaw, who died November 5, 2000.